NexGen Announces Expansion of High-Grade Zone at Patterson Corridor East (PCE) and the Completion of 2026 Winter Drill Program

  Vertical extent of high-grade subdomain increased +33% to 550m with a strike length of 210m
  High-grade extension in RK-26-280c1 with cumulative 4.2m of >10,000 cps including 0.6m of >61,000 cps
  Continuity of intense mineralization in RK-26-271c1 with cumulative 12.6m of >10,000 cps including 2.3m of >61,000 cps 80m down plunge of RK-25-256 (5.5m at 21.4% U3O8)
  Progressive high-grade continuity at depth in RK-26-276 with cumulative 11.2m of >10,000 cps including 0.6m of >61,000 cps and RK-26-285 with cumulative 9.0m of >10,000 cps including 0.7m of >61,000 cps

Vancouver, BC, April 22, 2026 - NexGen Energy Ltd. (TSX: NXE) (NYSE: NXE) (ASX: NXG) ("NexGen" or the "Company") announces results from the 2026 winter drill program at Patterson Corridor East ("PCE") that recently concluded, highlighting significant vertical growth and strong internal continuity of high-grade mineralization.

Within the mineralized zone of PCE, the high-grade subdomain has now grown to 550 m in vertical extent, a 33% increase, with a strike length of 210 m. This expansion was primarily driven by hole RK-26-280c1 which returned cumulative 4.2m of >10,000 cps including 0.6m of >61,000 cps at 834m below surface (Figures 1-3). The hole successfully intersected mineralization 230m down plunge along a high-grade shoot interpreted to connect with RK-26-271c1 (Figure 4).

Holes RK-26-271c1, RK-26-276, and RK-26-285 returned strong mineralized intercepts between 600 to 700m below surface, where the system remains open for expansion (Figures 1 and 2, Table 1). Results from RK-26-271c1 include cumulative 12.6m of >10,000 cps including 2.3m of >61,000 cps 80m down plunge of RK-25-256 (5.5m at 21.4% U3O8) indicating continuity of intense high-grade mineralization (Figure 3). Further, the intersections from RK-26-276 (cumulative 11.2m of >10,000 cps including 0.6m of >61,000 cps) and RK-26-285 (cumulative 9.0m of >10,000 cps including 0.7m of >61,000 cps) add progressive high-grade continuity to the base of this growing subdomain.

Drilling 600m to the southeast of PCE along a separate parallel trend, prospective structure and alteration features are vectoring the Company toward potential repetition of mineralization within the overall PCE system (Figure 5).

Summer drilling of ~29,200m is schedule to commence the week of May 25, 2026. All samples from 2026 drilling are submitted to the independent Saskatchewan Research Council Geoanalytical Laboratory (SRC), with results to follow.

Leigh Curyer, Founder & Chief Executive Officer, commented: "Today's results from the 2026 winter program confirm both the scale and growth of PCE continues to advance at pace. Increasing the vertical extent of the high-grade subdomain by 33% during the winter program, suggests substantial drilling is required going forward to fully understand the extent of this mineralized zone. In parallel, drilling focused on vectoring into additional zones of mineralization will be incorporated into the summer program based on these winter results.

"With the Rook I Project commencing construction this summer and the significance of PCE materializing rapidly, we look forward to future drilling and evaluation of PCE and its potential position in the long-term profile of NexGen's uranium portfolio. NexGen is positioned to meet the strong demand for Canadian uranium for many decades into the future, whilst setting a new industry standard in the safe, efficient and reliable delivery of offtake to utility customers around the world."

A total of 12,758.2m of the planned 42,000m has been completed in 2026, focusing on high-grade growth and expansion of mineralization. Thirteen drill holes totalling 9,131.7m were dedicated to advancing the mineralization at PCE and six drill holes totalling 3,626.5m tested the parallel trend. Since discovery (see news release date March 11, 2024), 115 drillholes totalling 72,464.7m targeted PCE mineralization (Figure 4) with 79 of the 115 drill holes being mineralized, including 54 intersecting high-grade (>10,000 cps) and 21 intersecting off-scale (>61,000 cps).

Figure 1: Interpreted 3D model of PCE shown looking northwest (across strike) and northeast (along strike); previously reported in December 1, 2025 release, now with RK-26-271c1, RK-26-276, RK-26-280c1, and RK-26-285 intersections outlined in purple

Figure 2: Interpreted model of mineralization at PCE (as of this release); new holes emphasized by larger diameter pierce points and bold labels; view is a long section that looks perpendicular to the primary mineralized plane; total mineralized footprint in orange and the high-grade subdomains in red

Figure 3: Core photo from RK-25-280c1 displays semi-massive, off-scale (>61,000 cps) from uranium vein at 834m down hole

Figure 4: Core photo from RK-25-271c1 displays mineralization from 630.3 to 646.5m down hole with abundant high-grade and several instances of off-scale in competent basement rock; yellow outlines >1,000 cps, red outlines >10,000 cps, >61,000 cps outlined in purple

Figure 5: Map of PCE with completed 2026 drill holes; ground gravity in background, interpreted fault shown as black dashed line

Table 1: Spectrometer results since January 15, 2026 release

Drillhole				Unconformity Depth (m)	Handheld Spectrometer Results (RS-125)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
RK-26-271c1	275	-75	730.0	-	615.0	616.5	1.5	<500
					618.0	619.0	1.0	<500
					619.5	627.5	8.0	<500
					627.5	627.7	0.2	600 - 2000
					627.7	627.8	0.1	>61000
					627.8	628.0	0.2	800 - 3000
					628.0	630.0	2.0	<500
					630.0	630.5	0.5	<500 - 1400
					630.5	631.0	0.5	<500
					631.0	632.0	1.0	<500 - 900
					632.0	632.5	0.5	600 - 1200
					632.5	633.0	0.5	<500 - 2200
					633.0	633.5	0.5	<500 - 1000

633.5	634.5	1.0	<500 - 900
634.5	635.0	0.5	500 - 40000
635.0	635.5	0.5	<500
635.5	636.0	0.5	<500 - 720
636.0	636.5	0.5	500 - 13000
636.5	636.8	0.3	10000 - 42000
636.8	636.9	0.1	>61000
636.9	637.0	0.1	24000 - 35000
637.0	637.2	0.2	17000 - 50000
637.2	637.4	0.2	>61000
637.4	637.5	0.1	30000 - 50000
637.5	638.0	0.5	500 - 38000
638.0	638.5	0.5	600 - 45000
638.5	638.6	0.1	50000 - 55000
638.6	638.9	0.3	>61000
638.9	639.0	0.1	500 - 55000
639.0	639.3	0.3	>61000
639.3	639.5	0.2	19000 - 57700
639.5	640.0	0.5	<500 - 46200
640.0	640.1	0.1	12200 - 51000
640.1	640.6	0.5	>61000
640.6	641.0	0.4	<500 - 58700
641.0	641.5	0.5	<500 - 49800
641.5	641.8	0.3	>61000
641.8	642.0	0.2	6700 - 41300
642.0	642.1	0.1	>61000
642.1	642.2	0.1	12200 - 51000
642.2	642.3	0.1	>61000
642.3	642.4	0.1	9300 - 51400
642.4	642.7	0.3	>61000
642.7	643.0	0.3	14300 - 46700
643.0	643.5	0.5	<500 - 7300
643.5	644.0	0.5	<500 - 8000
644.0	644.5	0.5	<500 - 1400
644.5	645.0	0.5	<500
645.0	645.5	0.5	<500 - 1300
645.5	646.5	1.0	<500 - 1200
646.5	647.0	0.5	<500 - 600
647.0	647.5	0.5	<500
647.5	648.0	0.5	<500 - 2200
648.0	648.5	0.5	<500 - 1000
648.5	649.0	0.5	<500 - 8000
649.0	649.5	0.5	3000 - 10000

649.5	650.0	0.5	3000 - 22000
650.0	650.5	0.5	<500 - 7000
650.5	653.0	2.5	<500
653.0	653.5	0.5	<500 - 900
653.5	654.0	0.5	<500
654.0	655.0	1.0	600 - 12000
655.0	655.5	0.5	500 - 7000
655.5	656.0	0.5	500 - 1600
656.0	656.5	0.5	<500 - 2200
656.5	657.0	0.5	<500 - 800
657.0	657.5	0.5	<500 - 700
657.5	658.0	0.5	<500
658.0	658.5	0.5	<500 - 600
658.5	659.0	0.5	<500 - 900
659.0	660.0	1.0	<500
660.0	660.5	0.5	<500 - 1100
660.5	661.0	0.5	<500 - 800
661.0	661.5	0.5	<500 - 1300
661.5	662.0	0.5	<500
662.0	662.5	0.5	<500 - 1000
662.5	663.0	0.5	<500 - 9500
663.0	663.5	0.5	<500 - 650
663.5	665.5	2.0	<500
665.5	666.0	0.5	<500 - 2200
666.0	666.5	0.5	<500 - 1500
670.5	671.0	0.5	<500 - 18300
671.0	671.5	0.5	<500 - 6100
671.5	672.0	0.5	570 - 32400
672.0	672.5	0.5	<500 - 4100
672.5	673.0	0.5	<500 - 7100
673.0	673.5	0.5	<500 - 3800
674.0	674.5	0.5	<500 - 530
674.5	675.0	0.5	<500 - 650
675.5	676.0	0.5	<500 - 900
676.0	676.5	0.5	<500
677.0	677.5	0.5	<500
678.5	679.5	1.0	<500
679.5	680.0	0.5	<500 - 22800
680.0	680.5	0.5	10000 - 42300
680.5	681.0	0.5	2000 - 30000
681.0	681.5	0.5	<500 - 1300
681.5	682.5	1.0	<500
682.5	683.0	0.5	<500 - 2900

					683.0	683.5	0.5	<500 - 10400
					683.5	684.0	0.5	<500 - 8000
					684.0	684.5	0.5	<500
					685.5	686.0	0.5	<500 - 1000
					688.5	689.0	0.5	<500 - 4400
					689.0	689.5	0.5	<500 - 1700
					691.0	692.0	1.0	<500
					692.5	693.0	0.5	<500 - 1700
					695.0	695.5	0.5	<500
					696.5	697.0	0.5	<500
					698.5	699.0	0.5	<500 - 1600
					700.0	700.5	0.5	<500 - 1100
					700.5	701.0	0.5	<500 - 2100
					701.0	701.5	0.5	<500 - 1500
					701.5	702.5	1.0	<500 - 1700
					703.0	703.5	0.5	<500 - 1900
					706.0	706.5	0.5	<500
					709.0	709.5	0.5	<500 - 800
					709.5	710.0	0.5	<500
					710.5	711.0	0.5	<500 - 1400
					711.0	711.5	0.5	<500 - 1700
					712.0	713.0	1.0	<500
					714.0	715.0	1.0	<500 - 900
					715.5	716.0	0.5	<500 - 1000
					716.0	716.5	0.5	<500
					718.5	719.0	0.5	<500
					720.0	720.5	0.5	<500 - 3400
					720.5	721.0	0.5	<500 - 1900
					721.0	721.5	0.5	<500 - 1400
					721.5	722.0	0.5	<500
					723.0	723.5	0.5	<500 - 550
RK-26-273	295	-66	390.0	131.5	267.0	267.5	0.5	<500 - 800
RK-26-274	280	-75	546.0	119.9	417.0	418.0	1.0	<500
					418.5	419.0	0.5	<500
					419.0	419.5	0.5	<500 - 530
					419.5	420.0	0.5	<500 - 2300
					420.0	420.5	0.5	<500 - 660
					420.5	421.5	1.0	<500
					430.0	430.5	0.5	<500
					431.5	432.5	1.0	<500
					433.0	433.5	0.5	<500
					435.5	436.0	0.5	<500
					437.5	438.0	0.5	<500 - 1050

438.0	438.5	0.5	1000 - 13000
438.5	439.0	0.5	<500 - 2350
441.5	442.0	0.5	<500 - 950
442.0	442.5	0.5	700 - 1800
442.5	443.0	0.5	800 - 2000
443.0	443.5	0.5	800 - 1400
443.5	444.0	0.5	630 - 4900
444.0	444.5	0.5	3800 - 10000
444.5	445.0	0.5	800 - 4900
445.0	447.5	2.5	<500
447.5	448.0	0.5	<500 - 1000
448.0	448.5	0.5	<500 - 770
452.0	452.5	0.5	<500 - 590
453.0	454.0	1.0	<500
454.0	454.5	0.5	<500 - 780
454.5	455.0	0.5	<500 - 560
455.0	456.0	1.0	<500
456.0	456.5	0.5	600 - 1100
456.5	457.0	0.5	<500 - 1500
457.0	457.5	0.5	700 - 1200
457.5	458.0	0.5	<500 - 700
458.0	459.0	1.0	<500
459.0	459.5	0.5	640 - 1700
459.5	460.0	0.5	<500
468.0	468.5	0.5	<500 - 900
468.5	469.0	0.5	<500 - 1400
469.0	469.5	0.5	<500
470.0	470.5	0.5	<500 - 510
470.5	471.0	0.5	<500
473.5	475.0	1.5	<500
475.0	475.5	0.5	<500 - 510
475.5	476.0	0.5	<500 - 700
476.0	476.5	0.5	<500
476.5	477.0	0.5	<500 - 2700
479.5	480.0	0.5	550 - 1100
480.0	480.5	0.5	700 - 2900
480.5	481.0	0.5	<500 - 11700
481.0	481.5	0.5	<500
482.5	483.0	0.5	<500 - 600
490.5	491.0	0.5	<500 - 930
491.0	491.5	0.5	<500 - 880
491.5	492.0	0.5	<500 - 690
541.5	542.0	0.5	<500 - 6500

RK-26-275	310	-70	519.0	93.9	No Significant Intersections
RK-26-276	276	-69	810.0	112.7	662.5	663.5	1.0	<500
					663.5	664.0	0.5	<500 - 4000
					664.0	664.5	0.5	620 - 2200
					664.5	665.0	0.5	<500 - 560
					667.5	669.5	2.0	<500
					669.5	670.0	0.5	<500 - 700
					670.0	670.5	0.5	<500 - 1700
					670.5	671.0	0.5	1500 - 4300
					671.0	671.5	0.5	800 - 1400
					671.5	671.9	0.4	3000 - 3300
					671.9	672.0	0.2	>61000
					672.0	672.2	0.2	6000 - 53000
					672.2	672.5	0.3	>61000
					672.5	673.0	0.5	1680 - 34000
					673.0	673.5	0.5	17000 - 35000
					673.5	674.0	0.5	600 - 950
					674.0	674.5	0.5	<500
					675.0	676.5	1.5	<500
					676.5	677.0	0.5	<500 - 4050
					677.0	677.5	0.5	<500 - 24000
					678.5	679.0	0.5	800 - 6200
					679.0	679.5	0.5	<500 - 1250
					679.5	680.0	0.5	550 - 3600
					680.0	680.5	0.5	1000 - 6900
					680.5	681.0	0.5	1200 - 5500
					681.0	681.5	0.5	750 - 1800
					681.5	682.0	0.5	<500 - 1100
					682.0	682.5	0.5	6000 - 14000
					682.5	683.0	0.5	1300 - 5010
					683.0	683.5	0.5	<500 - 2700
					683.5	684.0	0.5	2080 - 18500
					684.0	684.5	0.5	3050 - 26500
					684.5	685.0	0.5	7200 - 15000
					685.0	685.5	0.5	5500 - 18700
					685.5	686.0	0.5	2500 - 26000
					686.0	686.5	0.5	3500 - 30000
					686.5	687.0	0.5	12000 - 15000
					687.0	687.5	0.5	1300 - 15500
					687.5	688.0	0.5	<500
					688.0	688.5	0.5	1000 - 30000
					688.5	689.0	0.5	2000 - 10000
					689.0	689.5	0.5	1400 - 7500

					689.5	690.0	0.5	6700 - 9000
					690.0	690.5	0.5	<500
					690.5	691.0	0.5	600 - 7700
					691.0	691.5	0.5	<500 - 1200
					691.5	692.0	0.5	590 - 9100
					692.0	692.5	0.5	1100 - 21000
					692.5	693.0	0.5	2700 - 44000
					693.0	693.5	0.5	1400 - 7100
					693.5	694.0	0.5	1000 - 38000
					694.0	694.5	0.5	3700 - 31000
					694.5	695.0	0.5	1100 - 14000
					695.0	695.5	0.5	<500 - 4400
					695.5	695.9	0.4	1100 - 14000
					695.9	696.0	0.1	>61000
					696.0	696.5	0.5	<500 - 700
					697.0	697.5	0.5	<500
					697.5	698.0	0.5	1250 - 5500
					698.0	698.5	0.5	<500 - 1000
					698.5	699.0	0.5	<500 - 11600
					699.0	699.5	0.5	<500 - 2650
					699.5	700.0	0.5	<500 - 3100
					700.0	700.5	0.5	<500 - 3220
					702.5	703.0	0.5	<500 - 2300
					705.0	705.5	0.5	<500
					705.5	706.0	0.5	<500 - 1100
					709.0	709.5	0.5	<500 - 3800
					709.5	710.0	0.5	<500 - 9800
					710.0	710.5	0.5	<500 - 4400
RK-26-276c1	276	-69	814.0	-	678.5	679.0	0.5	<500
					683.0	683.5	0.5	<500
					683.5	684.0	0.5	<500 - 580
					684.0	684.5	0.5	<500
					684.5	685.0	0.5	<500 - 1320
					685.0	685.5	0.5	<500 - 3150
					685.5	686.0	0.5	570 - 1890
					686.0	686.5	0.5	1400 - 7550
					686.5	687.0	0.5	500 - 4500
					687.0	687.5	0.5	<500 - 730
					687.5	688.0	0.5	<500 - 510
					688.0	688.5	0.5	1050 - 10000
					688.5	689.0	0.5	1480 - 4000
					689.0	689.5	0.5	740 - 12000
					689.5	690.0	0.5	<500 - 4960

690.0	690.5	0.5	1250 - 13300
690.5	691.0	0.5	<500 - 780
691.0	691.5	0.5	<500 - 650
694.5	695.0	0.5	<500 - 800
695.5	696.0	0.5	<500 - 760
697.0	697.5	0.5	<500
699.5	700.0	0.5	<500 - 1220
700.5	701.0	0.5	<500 - 4100
701.0	701.5	0.5	<500 - 1780
701.5	702.0	0.5	<500 - 1000
702.0	702.5	0.5	<500
702.5	703.0	0.5	<500 - 2720
706.0	706.5	0.5	<500 - 1340
706.5	707.0	0.5	<500
707.0	707.5	0.5	<500 - 1780
707.5	708.0	0.5	<500
711.5	712.0	0.5	<500 - 2450
713.5	714.0	0.5	<500 - 3500
714.0	714.5	0.5	<500 - 1050
714.5	715.0	0.5	<500 - 850
715.0	715.5	0.5	620 - 8300
716.0	716.5	0.5	<500 - 8450
722.5	723.0	0.5	<500 - 580
724.0	724.5	0.5	<500
724.5	725.0	0.5	<500 - 650
725.0	725.5	0.5	<500 - 1280
725.5	726.0	0.5	<500 - 1600
726.5	727	0.5	<500 - 840
727.0	727.5	0.5	<500 - 1020
727.5	728	0.5	<500 - 560
728.0	728.5	0.5	<500 - 540
728.5	729	0.5	<500
729.5	730	0.5	<500 - 640
732.0	732.5	0.5	<500 - 700
732.5	733	0.5	<500 - 680
733.0	733.5	0.5	<500
740.5	741	0.5	<500
741.0	741.5	0.5	<500 - 580
741.5	742	0.5	<500 - 750
742.5	743	0.5	<500
746.5	747	0.5	620 - 1400
747.0	747.5	0.5	680 - 1400
747.5	748	0.5	1100 - 5000

					748.0	748.5	0.5	<500 - 810
					749.0	749.5	0.5	<500
					751.5	752.5	1.0	<500
					754.0	754.5	0.5	<500
					755.0	756.5	1.5	<500
					757.0	757.5	0.5	<500 - 700
					757.5	758	0.5	<500 - 780
					758.0	758.5	0.5	600 - 1700
					758.5	759	0.5	520 - 1100
					760.5	761	0.5	<500
					763.0	763.5	0.5	<500 - 700
					764.5	765	0.5	<500
					766.5	767	0.5	<500 - 720
					767.0	767.5	0.5	<500
					767.5	768	0.5	<500 - 1650
					783.0	783.5	0.5	<500
					787.0	788	1.0	<500
					805.0	805.5	0.5	<500
RK-26-276c2	276	-69	864.0	-	731.0	731.5	0.5	<500 - 47400
					785.5	786.0	0.5	530 - 1350
					786.0	786.5	0.5	<500 - 1700
					786.5	787.0	0.5	<500 - 950
					787.0	787.5	0.5	<500
					789.5	790.0	0.5	<500
					798.0	798.5	0.5	<500
					798.5	799.0	0.5	<500 - 700
					808.0	808.5	0.5	<500 - 650
					810.5	811.0	0.5	<500 - 720
					811.0	811.5	0.5	<500 - 940
					812.5	813.0	0.5	<500
					813.0	813.5	0.5	<500 - 740
RK-26-277	290	-70	525.0	-	No Significant Intersections
RK-26-278	270	-70	648.2	117.9	513	513.5	0.5	<500
					513.5	514	0.5	<500 - 600
					514	514.5	0.5	<500 - 520
					514.5	522.5	8.0	<500
					522.5	523	0.5	<500 - 510
					523	523.5	0.5	<500 - 510
					523.5	524	0.5	500 - 3000
					524	538	14.0	<500
					538	538.5	0.5	<500 - 570
					538.5	554.5	16.0	<500
					554.5	555	0.5	<500 - 520

					555	555.5	0.5	<500 - 520
					555.5	558.5	3.0	<500
					558.5	559	0.5	<500 - 530
					559	564.5	5.5	<500
					574	575	1.0	<500
					577.5	578	0.5	<500
					578	578.5	0.5	<500 - 610
					578.5	579	0.5	<500 - 750
					579	579.5	0.5	<500 - 530
					579.5	580	0.5	<500 - 1000
					580	580.5	0.5	<500 - 1080
					580.5	581	0.5	850 - 1900
					581	582	1.0	<500
					582	582.5	0.5	<500 - 710
					582.5	583	0.5	<500 - 950
					583	583.5	0.5	530 - 750
					583.5	585	1.5	<500
					585.5	586	0.5	<500
					586.5	587	0.5	<500
					587	587.5	0.5	<500 - 800
					587.5	588	0.5	<500 - 1020
					588	589.5	1.5	<500
					589.5	590	0.5	<500 - 1450
					590	590.5	0.5	<500
					592.5	594	1.5	<500
RK-26-279	290	-70	569.5	-	No Significant Intersections
RK-26-280	270	-69	951	108.8	881.5	882.0	0.5	<500 - 13400
					882.0	882.5	0.5	<500 - 2500
					901.5	902.5	1.0	<500
					902.5	903.0	0.5	<500 - 570
					903.0	903.5	0.5	<500 - 1080
					904.0	904.5	0.5	<500 - 670
					904.5	905.0	0.5	<500 - 570
					905.0	905.5	0.5	<500 - 1100
					905.5	906.0	0.5	<500
					906.0	906.5	0.5	<500 - 11100
					906.5	907.0	0.5	<500 - 50600
					908.5	909.0	0.5	<500 - 1200
					909.0	909.5	0.5	<500 - 920
					909.5	910.0	0.5	<500 - 640
					910.5	911.0	0.5	<500
					912.0	913.0	1.0	<500
RK-26-280c1	270	-70	1020	-	877.0	877.3	0.3	<500 - 750

877.3	877.4	0.1	>61000
877.4	877.5	0.1	4000 - 59000
877.5	877.7	0.2	700 - 14300
877.7	877.8	0.1	>61000
877.8	878.0	0.2	3200 - 53600
878.0	878.5	0.5	<500 - 4600
878.5	879.0	0.5	<500
879.0	879.5	0.5	<500 - 920
879.5	880.0	0.5	<500
880.0	880.5	0.5	<500 - 640
881.5	882.0	0.5	<500 - 2600
882.0	883.0	1.0	<500
883.0	883.5	0.5	1300 - 43400
883.5	883.7	0.2	1500 - 60400
883.7	884.0	0.3	>61000
884.0	884.5	0.5	2900 - 22400
884.5	885.0	0.5	<500 - 1100
885.0	885.5	0.5	<500 - 6400
885.5	886.0	0.5	<500 - 8500
886.5	887.0	0.5	<500 - 8700
887.0	887.5	0.5	<500 - 10700
889.0	889.5	0.5	<500 - 5100
890.0	890.5	0.5	<500
890.5	891.0	0.5	<500 - 970
891.0	891.5	0.5	<500 - 850
892.5	893.0	0.5	<500 - 900
893.0	893.5	0.5	<500 - 870
893.5	894.0	0.5	<500
896.5	897.0	0.5	<500 - 580
897.0	897.5	0.5	<500 - 720
897.5	898.0	0.5	<500
898.0	898.5	0.5	<500 - 750
898.5	899.0	0.5	<500 - 2800
899.0	899.5	0.5	<500 - 550
899.5	900.0	0.5	<500 - 2600
900.0	900.5	0.5	<500 - 850
900.5	901.0	0.5	<500 - 1150
901.0	901.5	0.5	500 - 2700
901.5	902.0	0.5	550 - 3400
902.5	903.0	0.5	<500
903.0	903.5	0.5	<500 - 700
903.5	904.0	0.5	<500 - 670
904.0	904.5	0.5	800 - 8700

					904.5	905.0	0.5	1100 - 20500
					905.0	905.5	0.5	600 - 15700
					905.5	906.0	0.5	<500 - 3500
					906.0	906.5	0.5	<500
					906.5	906.8	0.3	9600 - 44700
					906.8	906.9	0.1	>61000
					906.9	907.0	0.1	13000 - 59000
					907.0	907.5	0.5	<500 - 8400
					907.5	908.0	0.5	550 - 1750
					908.0	908.5	0.5	<500 - 1300
					919.0	919.5	0.5	<500 - 3700
					923.0	923.5	0.5	<500 - 900
					925.0	925.5	0.5	<500 - 980
					925.5	926.0	0.5	650 - 8800
					936.5	937.0	0.5	<500 - 3100
RK-26-281	272	-70	539	117.7	492.5	493.0	0.5	<500 - 510
					494.0	495.0	1.0	<500
					516.0	516.5	0.5	<500 - 550
					516.5	517.0	0.5	<500
					517.0	517.5	0.5	<500 - 550
					517.5	518.0	0.5	<500
					518.5	519.0	0.5	<500 - 690
					519.0	519.5	0.5	<500 - 7200
					519.5	520.0	0.5	980 - 6600
					520.0	520.5	0.5	<500 - 2100
					520.5	521.0	0.5	<500 - 660
					521.0	522.5	1.5	<500
					522.5	523.0	0.5	<500 - 6000
					523.0	523.5	0.5	<500
					523.5	524.0	0.5	<500 - 1400
					524.0	524.5	0.5	<500 - 560
					524.5	525.0	0.5	<500 - 1700
					525.0	525.5	0.5	<500 - 580
					525.5	526.0	0.5	<500 - 970
					526.0	526.5	0.5	<500
					526.5	527.0	0.5	<500 - 2100
					527.0	527.5	0.5	870 - 2200
					527.5	528.0	0.5	970 - 1800
					528.0	528.5	0.5	500 - 1940
					528.5	529.0	0.5	<500 - 1400
					529.0	529.5	0.5	550 - 2900
					529.5	530.0	0.5	<500
					530.5	531.0	0.5	<500 - 660

					531.0	531.5	0.5	<500 - 670
					531.5	532.0	0.5	<500 - 810
					532.0	532.5	0.5	<500
					532.5	533.0	0.5	<500 - 1600
					533.5	534.0	0.5	<500
					534.0	534.5	0.5	<500 - 970
					534.5	535.0	0.5	<500
					536.0	537.5	1.5	<500
					578.0	578.5	0.5	<500 - 550
					578.5	579.0	0.5	<500
RK-26-282	290	-70	609	92.5	No Significant Intersections
RK-26-283	270	-70	708.8	113.2	566.5	567.0	0.5	<500 - 620
					567.0	567.5	0.5	<500
					572.0	572.5	0.5	<500
					573.5	574.0	0.5	<500
					574.0	574.5	0.5	<500 - 760
					575.0	576.0	1.0	<500
					577.0	577.5	0.5	<500 - 520
					577.5	578.0	0.5	<500 - 1200
					581.5	582.0	0.5	<500
					582.0	582.5	0.5	<500 - 1630
					582.5	583.0	0.5	520 - 1420
					583.0	583.5	0.5	500 - 1650
					583.5	584.0	0.5	<500 - 2300
					584.5	585.0	0.5	<500 - 650
					585.0	587.0	2.0	<500
					588.0	588.5	0.5	<500 - 670
					588.5	589.0	0.5	<500 - 610
					589.0	589.5	0.5	<500 - 1520
					589.5	590.0	0.5	<500
					590.0	590.5	0.5	840 - 2760
					590.5	591.0	0.5	<500 - 1150
					591.0	591.5	0.5	<500
					591.5	592.0	0.5	<500 - 1570
					592.0	592.5	0.5	<500 - 1170
					592.5	593.0	0.5	540 - 2200
					593.0	593.5	0.5	<500 - 630
					593.5	594.0	0.5	510 - 1150
					594.0	594.5	0.5	750 - 5400
					594.5	595.0	0.5	630 - 3130
					595.0	595.5	0.5	1350 - 31200
					595.5	596.0	0.5	<500 - 2400
					596.0	596.5	0.5	750 - 5000

596.5	597.5	1.0	<500
597.5	598.0	0.5	<500 - 1670
598.0	598.5	0.5	1560 - 2100
598.5	599.0	0.5	620 - 3200
599.0	599.5	0.5	<500 - 590
600.0	600.5	0.5	<500
600.5	601.0	0.5	<500 - 520
601.0	603.5	2.5	<500
603.5	604.0	0.5	<500 - 700
604.5	605.0	0.5	700 - 1510
605.0	605.5	0.5	<500 - 21000
605.5	606.0	0.5	<500 - 630
606.0	606.5	0.5	<500 - 1200
606.5	607.0	0.5	<500 - 900
607.0	607.5	0.5	<500
607.5	608.0	0.5	<500 - 600
608.0	608.5	0.5	<500 - 740
615.0	615.5	0.5	<500
615.5	616.0	0.5	<500 - 700
616.0	616.5	0.5	630 - 1480
616.5	617.0	0.5	<500 - 620
617.0	617.5	0.5	<500 - 610
617.5	618.0	0.5	<500 - 950
618.0	618.5	0.5	630 - 1840
618.5	619.0	0.5	<500 - 640
619.0	619.5	0.5	<500 - 570
619.5	620.0	0.5	<500 - 680
620.0	620.5	0.5	<500 - 570
620.5	621.0	0.5	<500
621.0	621.5	0.5	<500 - 750
621.5	622.0	0.5	<500 - 800
622.0	622.5	0.5	<500 - 710
622.5	623.0	0.5	<500 - 1190
623.0	623.5	0.5	<500
624.0	625.5	1.5	<500
626.5	628.0	1.5	<500
628.5	629.0	0.5	<500
629.0	629.5	0.5	<500 - 850
629.5	630.0	0.5	1300 - 3160
630.0	630.5	0.5	<500
630.5	631.0	0.5	<500 - 1720
631.0	631.5	0.5	<500 - 510
631.5	631.6	0.1	3000 - 4500

					631.6	631.7	0.1	44000 - 60000
					631.7	631.8	0.1	>61000
					631.8	631.9	0.1	800 - 37000
					631.9	632.0	0.1	900 - 2100
					632.0	632.5	0.5	<500
					634.5	635.0	0.5	<500
					639.5	640.0	0.5	<500 - 820
					640.0	640.5	0.5	1760 - 13300
					670.0	670.5	0.5	<500 - 2980
					670.5	671.0	0.5	1080 - 6700
					671.0	671.5	0.5	860 - 9900
					672.0	672.5	0.5	<500
					681.0	681.5	0.5	<500 - 1700
					681.5	682.0	0.5	<500 - 1300
					691.0	691.5	0.5	<500 - 3500
					691.5	692.0	0.5	<500
					696.0	696.5	0.5	<500 - 700
RK-26-284	270	-70	558	111.5	No Significant Intersections
RK-26-285	275	-72	831	111.0	689.0	689.5	0.5	<500
					689.5	690.0	0.5	<500 - 950
					690.0	690.5	0.5	<500 - 680
					690.5	691.0	0.5	930 - 2100
					691.0	691.5	0.5	<500 - 1300
					691.5	692.0	0.5	930 - 1600
					692.0	692.5	0.5	<500 - 570
					692.5	693.5	1.0	<500
					693.5	694.0	0.5	<500 - 900
					694.0	694.5	0.5	<500 - 600
					697.5	698.0	0.5	<500
					699.5	700.0	0.5	<500 - 1300
					701.5	702.0	0.5	1100 - 31000
					702.0	702.5	0.5	6000 - 23000
					702.5	703.0	0.5	500 - 11900
					703.0	703.5	0.5	700 - 8600
					703.5	704.0	0.5	<500 - 3500
					704.0	704.5	0.5	1800 - 49800
					704.5	705.0	0.5	2200 - 30600
					705.0	705.2	0.2	>61000
					705.2	705.5	0.3	1300 - 38900
					705.5	706.0	0.5	7500 - 31000
					706.0	706.5	0.5	1300 - 3000
					706.5	707.0	0.5	700 - 1300
					707.0	707.5	0.5	2800 - 21800

707.5	708.0	0.5	2400 - 2900
708.0	708.5	0.5	<500 - 610
708.5	709.0	0.5	>61000
709.0	709.5	0.5	3000 - 14100
709.5	710.0	0.5	7500 - 41600
710.0	710.5	0.5	1400 - 26800
710.5	711.0	0.5	16100 - 21900
711.0	711.5	0.5	<500 - 630
711.5	712.5	1.0	<500
712.5	713.0	0.5	<500 - 530
716.5	717.0	0.5	800 - 25800
717.5	718.0	0.5	1100 - 6600
718.0	718.5	0.5	1800 - 5300
718.5	719.0	0.5	4500 - 12000
721.0	721.5	0.5	4700 - 25900
722.0	722.5	0.5	<500 - 2650
723.0	723.5	0.5	<500 - 1880
723.5	724.0	0.5	1400 - 3300
724.5	725.0	0.5	1100 - 14800
725.0	725.5	0.5	<500 - 1800
727.5	728.0	0.5	<500 - 1300
729.0	729.5	0.5	<500 - 8100
729.5	730.0	0.5	4100 - 32100
730.0	730.5	0.5	<500
730.5	731.0	0.5	<500 - 510
731.0	731.5	0.5	<500 - 5150
731.5	732.0	0.5	<500 - 1300
732.0	732.5	0.5	<500 - 1700
732.5	733.0	0.5	<500 - 2200
733.0	733.5	0.5	4100 - 6100
736.0	736.5	0.5	<500
739.5	740.0	0.5	<500 - 630
742.5	743.0	0.5	<500 - 570
743.5	744.0	0.5	<500
745.0	745.5	0.5	<500 - 1500
745.5	746.0	0.5	<500 - 1080
752.0	752.5	0.5	<500 - 670
752.5	753.0	0.5	<500
753.0	753.5	0.5	770 - 1900
753.5	754.0	0.5	<500 - 790
754.0	754.5	0.5	<500 - 770
754.5	755.0	0.5	<500 - 590
757.0	757.5	0.5	<500 - 520

					757.5	758.5	1.0	<500
					760.0	760.5	0.5	<500 - 790
					760.5	761.0	0.5	<500 - 780
					761.5	762.0	0.5	<500 - 580
					763.0	763.5	0.5	<500 - 540
					763.5	764.0	0.5	600 - 930
					764.0	764.5	0.5	<500
					765.0	765.5	0.5	<500 - 550
					765.5	766.0	0.5	630 - 1300
					766.0	766.5	0.5	880 - 3700
					766.5	767.0	0.5	<500 - 1500
					767.5	768.0	0.5	1600 - 2900
					768.0	768.5	0.5	<500 - 630
					768.5	769.0	0.5	<500 - 1700
					771.5	772.0	0.5	<500 - 570
					772.0	772.5	0.5	<500 - 1600
					773.5	774.0	0.5	<500
					776.5	777.0	0.5	<500 - 1500
RK-26-286	300	-70	624	108.1	No Significant Intersections
RK-26-287	288	-70.5	513	122.7	369.5	370.0	0.5	<500
					390.0	391.0	1.0	<500
					394.0	395.0	1.0	<500
					395.5	398.0	2.5	<500
					399.0	401.0	2.0	<500
					401.5	402.0	0.5	<500
					403.5	404.0	0.5	<500
					406.5	407.0	0.5	<500
					407.0	407.5	0.5	<500 - 950
					407.5	408.0	0.5	<500 - 700
					408.0	408.5	0.5	<500
					408.5	409.0	0.5	<500 - 650
					410.5	411.0	0.5	<500
					411.0	411.5	0.5	<500 - 2200
					411.5	412.0	0.5	<500 - 1400
					412.0	412.5	0.5	<500 - 1700
					412.5	413.0	0.5	<500 - 540
					414.0	415.0	1.0	<500 - 600
					416.0	416.5	0.5	<500
					417.0	417.5	0.5	<500 - 800
					418.0	418.5	0.5	<500
					436.5	437.0	0.5	<500
					437.0	437.5	0.5	<500 - 800
					437.5	438.0	0.5	<500 - 660

438.0	438.5	0.5	<500 - 740
439.5	440.0	0.5	<500
440.5	441.0	0.5	<500 - 740
441.0	441.5	0.5	620 - 1400
441.5	442.0	0.5	520 - 1600
442.0	442.5	0.5	<500 - 780
446.5	447.0	0.5	<500
452.5	453.0	0.5	<500 - 640
453.0	454.5	1.5	<500
454.5	455.0	0.5	<500 - 690
455.0	455.5	0.5	<500

  All depths and intervals are meters downhole, true thicknesses are yet to be determined.
  "Off-scale" refers to >61,000 cps (counts per second) readings by gamma spectrometer type RS-125.
  "Anomalous" means >500 cps readings by gamma spectrometer type RS-120.
  Where "CPS Range" is <500 cps, this refers to local low radioactivity within the overall interval.
  Unconformity of 'N/A' denotes a lack of visible contact between Athabasca sandstone and basement rock.
  Maximum internal dilution 2.0 m downhole.
  All depths and intervals are meters downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be determined.

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future.  The Company's flagship Rook I Project is being optimally developed into the largest low-cost producing uranium mine globally, incorporating the most elite environmental and social governance standards.  The Rook I Project is supported by an N.I. 43-101 compliant Feasibility Study, which outlines the elite environmental performance and industry-leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations and closure.  NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically and environmentally.  The Project and prospective portfolio in northern Saskatchewan will provide generational, long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol "NXE," and on the Australian Securities Exchange under the ticker symbol "NXG," providing access to global investors to participate in NexGen's mission of solving three major global challenges in decarbonization, energy security and access to power.  The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

Contact Information

Leigh Curyer

Chief Executive Officer
NexGen Energy Ltd.

+1 604 428 4112
lcuryer@nxe-energy.ca

www.nexgenenergy.ca

Travis McPherson

Chief Commercial Officer

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nxe-energy.ca

www.nexgenenergy.ca

Monica Kras

Vice President, Corporate Development

NexGen Energy Ltd.

+44 7307 191933

mkras@nxe-energy.ca
www.nexgenenergy.ca

Technical Disclosure*

All technical information in this news release has been reviewed and approved by Jason Craven, NexGen's Vice President, Exploration, a qualified person under National Instrument 43-101.

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-125 gamma spectrometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

A technical report in respect of the FS is filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar.shtml ) and is available for review on NexGen Energy's website (www.nexgenenergy.ca ).

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the Securities and Exchange Commission ("SEC") set by the SEC's rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated March 6, 2024 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov .

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.